MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

April 10, 2015

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC 20549

RE:	MONEY MARKET OBLIGATIONS TRUST
Federated Trust for U.S. Treasury Obligations (the “Fund”)
1933 Act File No. 33-31602
1940 Act File No. 811-5950

Dear Sir or Madam:

Pursuant to the provisions of Rule 14a-12(b), enclosed is supplemental proxy material dated April 10, 2015, which is to be used in connection with the Special Meeting of Shareholders of above-mentioned Fund, to be held on June 5, 2015.

If you have any questions on the enclosed material, please contact me at (724) 720-8831.

Very truly yours,

/s/ Sheryl L. McCall
Sheryl L. McCall
Senior Paralegal

Enclosures